

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2022

Pui Lung Ho
Chief Executive Officer
WANG & LEE GROUP, Inc.
5/F Wing Tai Factory Building
3 Tai Yip Street, Kwun Tong,
Kowloon, Hong Kong

> **Re: WANG & LEE GROUP, Inc.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed November 7, 2022**
> **File No. 333-265730**

Dear Pui Lung Ho:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1 filed November 7, 2022

General

1. Throughout your prospectus, please update all information to a more recent date than December 31, 2021.

2. We note your cover page disclosure that you "have not yet been approved for listing on the Nasdaq Capital Market . . ." Please reconcile this disclosure with your disclosure on page 115 that you "have applied for and gotten a listing approval letter to list the ordinary shares on Nasdaq . . ." In addition, please include disclosure on the cover page to disclose that Nasdaq listing is a condition to your offering, as indicated on page 126 of your registration statement.

You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Tan, Esq.